

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

May 24, 2017

Via E-mail
James J. Sebra
Chief Financial Officer and Treasurer
Independence Realty Trust, Inc.
Two Liberty Place, 50 S. 16th Street, Suite 3575,
Philadelphia, Pennsylvania 19102

> **Re: Independence Realty Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2017**
> **File No. 333-218130**

Dear Mr. Sebra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: Mark E. Rosenstein, Esq.
       Ledgewood, a professional corporation